11-124

Form G-FIN



07000048

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

Rec'd 1/10/07

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☒ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

4. A. Full name of the financial institution:

   Bank of the West

   B. Address of principal office of financial institution:

   180 Montgomery Street, San Francisco, CA 94104

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   1450 Treat Blvd., Walnut Creek, CA 94596

   PROCESSED

   D. Mailing address if different from (B) or (C):

   Same as above 4 (c)

   JAN 2 3 2007 E

   THOMSON FINANCIAL

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Martin H. Resch	Treasurer	(925) 942- 8462

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

Trust and Financial Services Division	Capital Markets	Secondary Marketing
50 West San Fernando Street	300 S. Grand Ave	10181 Truckee-Tahoe Airport
San Jose, CA 95113	Los Angeles, CA 90071	Truckee, CA 96160
- Safekeeping -	- Capital Markets -	- Secondary Marketing -

Disaster Location - 1977 Saturn Street, Monterey Park, CA 91754
Disaster Location - One Front St., 23rd Fl, SF, CA 94111

CH 1/22/07

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name ** See Attach Document **

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Martin	H.	Resch	Treasurer
First	Middle	Last	Title



Manual Signature

November 15, 2006

Date

G-FIN *(attachment)*

Full Name

Last	First	Middle	Title
Resch	Martin	H.	Treasurer
Stead	Michael	J.	Director of Capital Markets
Abella	Francis	L.	Capital Market Invest. Sales Mgr.
Crow	Gary	L.	Investment Officer
Hattabough	David	J.	Assistant Funding Officer
Azevedo	Albert	A.	Treasury Interest Rate Analyst
Mallonee	Donal	C.	Treasury Officer
Guastamachio	Peter	A.	Assistant Portfolio Manager
Fowler	Douglas	E.	Assist. Treasurer/Investment Officer
Nicolau	Miguel	A.	Treasury Operations Manager
Oh	Noeline	T.	Treasury Operations Supervisor
Banderas	Claudia	M.	Treasury Operations Supervisor
Moffat	Christopher	A.	FX Operations Manager